August 4, 2020

U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  Delaying Amendment for Registration Statement on Form N-14
 T. Rowe Price Tax-Exempt Money Fund, Inc. (File No. 333-239721)
 (“Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the reorganization of the T. Rowe Price Summit Municipal Money Market Fund, a series of T. Rowe Price Summit Municipal Funds, Inc., into the T. Rowe Price Tax-Exempt Money Fund, a series of T. Rowe Price Tax-Exempt Money Fund, Inc.

The Registration Statement was filed with the Securities and Exchange Commission on July 7, 2020, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statements shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Baltimore, State of Maryland on the 4th day of August, 2020.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call me at (410) 577-5024 or email me at vicki.booth@troweprice.com.

Sincerely,

/s/Vicki Booth
Vicki Booth, Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.